Exhibit 99.1

TALISMAN ENERGY 2012 RESULTS
SINOPEC AND KINABALU DEALS COMPLETE
$3 BILLION ANNUAL CASH FLOW
POSITIONED FOR FOCUSED DELIVERY IN 2013

CALGARY, Alberta, February 13, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and (unaudited) financial results for 2012. All values in this release are in US$ unless otherwise stated.

2012 Overview

•	Hal Kvisle was appointed President and Chief Executive Officer on September 10, 2012, and has set four strategic priorities for the company.

•	Production was 426,000 boe/d, exceeding guidance. Liquids growth in Southeast Asia, Colombia and the Eagle Ford, and higher gas volumes in North America, offset North Sea declines.

•
Cash flow1 for the year was $3 billion, down 12% compared to 2011 due to lower North American natural gas prices and lower North Sea volumes, partially offset by growing volumes in Asia. Cash flow per share1 was $2.95 versus $3.36 in 2011.

•	Fourth-quarter net income was $376 million compared to a loss of $117 million the previous year. Net income for the year was $132 million, compared to $776 million in 2011.

•	The company completed $2.5 billion in asset sales, including the sale of a 49% equity interest in Talisman's UK North Sea business to Sinopec for $1.5 billion.

•	In Southeast Asia, Talisman assumed operatorship of the Kinabalu PSC in Malaysia in December.

•	The company announced a significant oil discovery in Kurdistan.

•	Talisman reduced net debt1 to $3.7 billion at year-end, from $4.5 billion at the end of the third quarter.

"At the end of October 2012, Talisman announced a shift in strategic direction, and several months in, we are making progress," said Hal Kvisle, President and CEO. "Our overriding objective is to significantly improve total shareholder returns by improving cash margins on the barrels we produce, more careful allocation of capital and better execution within a focused portfolio.

"Within this context, we have set four strategic priorities.  First, we will live within our means, reducing investment to live within cash flow.  We will strengthen our balance sheet, allowing us to respond to quality opportunities within our core regions.  Our 2013 capital budget has been set at approximately $3 billion, a 25% reduction from 2012.

1The terms "cash flow" "cash flow per share" and "net debt" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

"As a second priority, we will invest in a smaller number of high-value projects that come onstream and generate positive cash flows quickly.  We will reduce our global exploration budget and focus our exploration expertise on shorter-cycle opportunities within core regions including Vietnam, Malaysia, Indonesia and Colombia. We will accelerate development opportunities that bring early production, and we will optimize existing assets to maximize both production and value per barrel.

"Our third priority is to build our competitive position in all core regions.  In Western Canada, we will develop our best opportunities in the Edson-Duvernay-Montney core region, augmenting our large producing assets in that region and taking advantage of our extensive gathering and processing infrastructure. We have significantly reduced drilling times in the Montney, and we will work to replicate that success in our Eagle Ford program. We will continue to divest assets within North America as we focus on growing our best positions in line with our financial capacity.

"In Southeast Asia, we have acquired the Kinabalu producing property in Malaysia and we will proceed with both the development of this asset and exploration of our nearby landholdings.  We are completing the HST/HSD development in Vietnam, with first production expected in the third quarter of 2013, and we will continue to focus on Corridor, Jambi Merang and new opportunities in Sumatra.

"In the UK North Sea, we closed our joint venture with Sinopec, which reduced our ownership to 51%.  With the participation of Sinopec we will effectively double what we would otherwise be able to invest in UK assets, improving reliability and efficiency, increasing the reserves and remaining life of these assets.

"As a fourth priority, we will drive operational excellence in every part of our business. G&A costs are coming down, operating costs are under scrutiny and capital spending has been reduced and high-graded.  We have many opportunities to do things ‘better, faster, safer and at lower cost’, and we will pursue these opportunities with vigour.

"There is more to do, and we will continue to move deliberately and constantly to improve profitability and grow shareholder value.  As we will demonstrate in March, our 2013 business plan is about increased focus, unlocking value, delivering results and rebuilding confidence in the assets and future direction of Talisman."

Financial Results

The financial information contained in this release is unaudited. The company expects to file its audited Consolidated Financial Statements for the year ended December 31, 2012, along with the related Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F by March 6, 2013. The company will also announce its capital spending plans for 2013 on March 6, 2013. For additional information, please visit Talisman's website at www.talisman-energy.com.

December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
Cash flow ($ million)	675	824	3,022	3,434
Cash flow per share	0.66	0.81	2.95	3.36
Earnings (loss) from operations2 ($ million)	(107)	114	95	604
Earnings (loss) from operations per share2	(0.10)	0.11	0.09	0.59
Net income (loss) ($ million)	376	(117)	132	776
Net income (loss) per share	0.37	(0.11)	0.12	0.76
Average shares outstanding – basic (million)	1,025	1,021	1,025	1,023

Cash flow for the year was $3 billion, down 12% compared to 2011 due to lower North American natural gas prices and lower North Sea volumes, partially offset by higher volumes in Southeast Asia. Cash flow in the fourth quarter over the third quarter was relatively flat, adjusting for the sale of Talisman's UK North Sea assets.

Earnings from operations, which exclude non-operational items, was $95 million in 2012, down as a result of lower North American gas prices, reduced production from the North Sea, increased operating costs and increased DD&A.

DD&A expense was $2.5 billion, compared to $1.9 billion in 2011 as a result of increased volumes from higher rate fields as well as increased rates in North America and the North Sea based on costs incurred, reserves adds and increases in decommissioning expenditure estimates during the year. Nearly one-third of the increase relates to a one-time charge of approximately $190 million taken in the fourth-quarter for the write-down of proved developed reserves in the Auk field in the UK and in the Lynx/Palliser area in Canada. The Auk Area Redevelopment project has been placed back into the pre-sanction stage, resulting in the removal of all proved reserves, including those in the existing producing field. However, a re-evaluation of development options is expected in 2013.

Net income was impacted by lower North American gas prices, reduced production from the North Sea, increased operating costs, higher DD&A and a number of one-time, non-cash asset impairments. This was partially offset by a gain on disposals, including the sale of non-core assets in North America and the sale of a 49% equity interest in Talisman's UK North Sea business, a gain on the revaluation of the Ocensa pipeline in Colombia and lower current and deferred tax.

Asset impairments totalled $2.7 billion, pre tax ($1.1 billion after tax), largely due to uncertainties with the Yme development in Norway ($1.6 billion pre tax, $401 million after tax), reserve revisions for the Rev field in Norway, the exit from Peru and other adjustments in the North Sea and North America.

2 The terms "earnings (loss) from operations" and "earnings (loss) from operations per share" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Current taxes decreased due principally to lower production in the North Sea, partially offset by increased revenues in Southeast Asia.

Deferred tax recovery reflects the tax benefits associated with impairment charges, particularly in the North Sea, partially offset by a $429 million reduction of deferred tax assets in the U.S.

Exploration and development spending3 for the year totalled $4 billion. Over the course of the year, Talisman reduced spending on North American natural gas and increased spending on liquids; this trend will continue in 2013. Net debt levels were reduced to $3.7 billion, compared to $4.5 billion at the end of the third quarter.

Netbacks

December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
WTI benchmark ($/bbl)	88.18	94.06	94.22	95.13
Brent benchmark ($/bbl)	110.02	109.31	111.61	111.27
NYMEX benchmark ($/mmbtu)	3.36	3.61	2.80	4.07
Oil and liquids netback ($/bbl)
North America Southeast Asia North Sea Other	44.17	52.39	44.85	50.01
	36.31	43.08	44.87	36.18
	33.43	66.30	55.54	72.57
	58.72	52.93	61.21	53.95
Total oil and liquids ($/bbl)	40.09	57.66	51.96	60.34
Natural gas netback ($/mcf)
North America Southeast Asia North Sea Other	1.50	1.75	0.87	2.25
	4.85	5.33	5.45	5.51
	4.67	2.39	6.61	5.44
	1.36	0.91	1.84	1.84
Total natural gas ($/mcf)	2.69	2.90	2.52	3.46
Total company netback ($/boe)	24.82	33.81	29.13	37.25

WTI and Brent prices were relatively flat year over year; NYMEX was down year over year but prices have started to recover over the past two quarters.

For the year, Talisman's realized oil and liquids prices decreased by 2% to $104.82/barrel, consistent with movement in the benchmark prices. Talisman's realized natural gas prices decreased by 15%, largely due to reduced North American natural gas prices, consistent with decreases in NYMEX and AECO. Southeast Asia natural gas prices remained relatively flat at $9.28/mcf. A substantial percentage of the company's gas production in the region is linked to oil-based indices.

In 2012, Talisman's average gross netback was $29.13/boe, 22% lower than 2011 due primarily to lower North American natural gas prices. The company's oil and liquids netback decreased by 14% with higher operating costs and widening differentials in some regions. Natural gas netbacks decreased by 27%, largely as a result of lower North American natural gas prices.

3 The term "exploration and development spending" is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this news release.

Production

December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	29	26	27	23
Southeast Asia	40	38	42	34
North Sea	53	91	71	98
Other	21	25	22	23
Total oil and liquids (mbbls/d)	143	180	162	178
Natural gas (mmcf/d)
North America	924	969	985	899
Southeast Asia	511	508	524	506
North Sea	20	56	31	52
Other	43	39	42	34
Total natural gas (mmcf/d)	1,498	1,572	1,582	1,491
Total (mboe/d)	392	442	426	426
Assets sold (mboe/d)
North America	-	8	4	8
North Sea	19	31	25	35
Production from ongoing operations (mboe/d)	373	403	397	383

Production averaged 426,000 boe/d, flat year over year. Gains in Southeast Asia, liquids growth in Colombia and the Eagle Ford and higher natural gas volumes in North America were offset by declines in the North Sea.

Production from ongoing operations increased by 4% over 2011, reflecting the impact of non-core asset sales in North America and the completion of the UK joint venture. From December 17, 2012 going forward, Talisman's recorded share of production in the UK North Sea will be 49% lower, with the sale of an equity interest in Talisman's UK North Sea business to Sinopec. As a result of the Sinopec transaction, Talisman's 2012 year-end UK exit rate was 22,000 boe/d.

Talisman Working Interest Reserves (before deduction of royalties)

All of the reserves estimates in this document are based on Canadian regulations, which utilize forecast pricing and costs. The company also estimates proved reserves according to SEC regulations, utilizing historic 12-month average pricing. The difference between the results of the two methods is less than 2%, or approximately 20 million boe. The following discussion refers to proved and probable reserves estimates based on Canadian regulations unless otherwise noted. Proved plus probable (2P) reserves, under NI 51-101 definitions, represent the company’s expected recoverable reserves.

	Proved Reserves COGEH Pricing	Probable Reserves	Proved + Probable Reserves
	Million boe	Million boe	Million boe
December 31, 2011	1,487.1	735.2	2,222.3
Discoveries, extensions and additions	(72.9)	(31.4)	(104.3)
Net acquisitions and dispositions	(147.7)	(94.7)	(242.4)
Price revisions	(15.4)	6.3	(9.1)
Other revisions	(3.9)	3.6	(0.3)
Production	(156.2)	-	(156.2)
December 31, 2012	1,091.0	619.0	1,710.0

At the end of 2012, Talisman's 2P reserves totalled 1.7 billion boe, which equates to a reserve life index of 11 years. The company added (discoveries, extensions, and additions plus other revisions) approximately 31 million boe of 2P reserves (18 million boe proved) in the liquids-rich Eagle Ford shale play, 26 million boe 2P reserves (19 million boe proved) in the Montney shale, 11 million boe 2P reserves (five million boe proved) in Wild River, Canada, and seven million boe 2P reserves in Corridor, Indonesia.

In 2012, management took decisions to high-grade capital spending programs, optimize projects and focus the portfolio, which had a major impact on reserves. In the Marcellus dry gas shale play, capital spending has been reduced significantly, which led to negative reserve additions (discoveries, extensions, and additions plus other revisions) of approximately 38 million boe of 2P reserves (91 million boe proved). These negative additions reflect uncertainty in the timing of development, not technical certainty.

In the North Sea, development of the Auk South and Yme projects have been deferred, resulting in negative additions (discoveries, extensions, and additions plus other revisions) of approximately 56 million boe of 2P reserves (44 million boe proved). The negative additions in the North Sea also primarily reflect uncertainty in the timing of development, not technical certainty.

As part of the decision to focus the portfolio, Talisman announced it will exit Peru, with a reduction of approximately 21 million boe of 2P reserves.

The company expects to provide details on its contingent resource position on March 6, 2013.

North America

Production
December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
Natural gas
Edson-Duvernay-Montney	382	401	390	412
Marcellus	475	486	514	413
Eagle Ford	48	29	40	18
Other	19	28	29	29
Natural gas from ongoing operations (mmcf/d)	924	944	973	872
Liquids
Edson-Duvernay-Montney	6	5	5	5
Eagle Ford	11	4	9	2
Chauvin	12	13	12	13
Liquids from ongoing operations (mbbls/d)	29	22	26	20
Assets sold (mboe/d)	-	8	4	8
Total North America natural gas production (mmcf/d)	924	969	985	899
Total North America liquids production (mbbls/d))	29	26	27	23
Total North America production (mboe/d)	183	187	192	173

In North America, Talisman continues to pursue liquids opportunities, while evaluating options to monetize its large natural gas resource base. As part of the strategic priority to live within its means and against the backdrop of continuing weak gas prices, Talisman has announced plans to focus the North America portfolio in order to match future capital requirements with the underlying cash flow generating capacity of the company.

Highlights for 2012 include growth in the liquids-rich Eagle Ford shale play, strong performance in the Marcellus (despite a significant reduction in capital due to low natural gas prices), and approximately $1 billion in non-core asset dispositions.

Production grew by 11% in 2012 (with liquids production increasing by 17%), primarily from the Marcellus, Eagle Ford and Montney plays. Overall production was down slightly versus the previous quarter, reflecting limited investment in dry gas plays.

Exploration and development spending for 2012 was $1.6 billion, down from $2.2 billion a year earlier as Talisman reduced its activities in dry gas areas. Fourth-quarter exploration and development spending was $316 million, down from $679 million in the fourth-quarter of 2011. The company reduced its dry gas rig count from 21 in 2011 to four in 2012, including three rigs in the Montney joint venture.

In the Eagle Ford, Talisman ended the year with nine drilling rigs. In 2012, the company spent $740 million, drilled 115 (gross operated) wells and currently has approximately 50 wells waiting for completion. Production for the quarter averaged 19,000 boe/d, a 27% increase over the third-quarter. Over the course of the year, Talisman concluded a number of midstream contracts to ensure egress capacity in the region. As planned, Statoil and Talisman are working toward transitioning to shared operatorship of the Eagle Ford during 2013.

In the Marcellus, in response to low natural gas prices, Talisman ended the year with one operated rig. The company has an inventory of approximately 50 drilled, uncompleted wells, which will be completed once natural gas prices improve. Talisman expects to continue with limited drilling in the region in order to maintain its strategic low-cost land position. In 2013, Talisman will complete the North Chaffee infrastructure project, which will allow the company to bring on wells and generate additional cash flow.

In Western Canada, Talisman has a significant competitive advantage in the Edson, Duvernay and Montney plays, driven by the company's extensive infrastructure, large contiguous land holdings, strong business relationships and experienced operating teams. Moving forward, Talisman will focus its Canadian capital programs on this large core region, known as Edson-Duvernay-Montney (EDM).

In the liquids-rich Duvernay, Talisman has drilled (rig released) five wells to date as part of its appraisal program on its 347,000 net acre position in the play.

The company completed the sale of approximately $1 billion of non-core assets during the year, with the disposition of its Sukunka coal assets in British Columbia and assets in West Whitecourt, Alberta and Shaunavon, Saskatchewan.

Southeast Asia

Production
December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
Malaysia liquids (mbbls/d)	17	15	17	17
Malaysia gas (mmcf/d)	132	99	122	113
Malaysia total (mboe/d)	39	31	37	36
Indonesia liquids (mbbls/d)	11	11	11	11
Indonesia gas (mmcf/d)	379	409	402	393
Indonesia total (mboe/d)	74	79	78	77
Vietnam (mboe/d)	2	2	2	2
Australia (mboe/d)	10	11	12	4
Total (mboe/d)	125	123	129	119

Southeast Asia accounts for approximately one-third of Talisman's production. Talisman continues to grow production in Southeast Asia with business fundamentals supported by strong energy demand and high natural gas prices. Talisman set another regional production record in 2012 through facilities optimization and continued successful development drilling. The company has a new development underway in Vietnam at HST/HSD and a new producing licence in Malaysia at Kinabalu, both of which will add volumes in 2013.

Production averaged 129,000 boe/d, an increase of 8% over 2011. Fourth-quarter volumes averaged 125,000 boe/d, up 1% from the previous quarter following completion of planned maintenance. Natural gas production for the quarter averaged 511 mmcf/d, with prices averaging $8.86/mcf.

In Malaysia, annual production averaged 37,000 boe/d, up slightly over last year with ongoing development drilling in the Northern Fields. The increase over the same period last year was due to planned annual maintenance in the fourth quarter of 2011. On December 26, Talisman successfully assumed operatorship at Kinabalu, which provides near-term exploration and development upside.

In Indonesia, annual production was up slightly over last year, with the ramp-up at Jambi Merang and increased volumes at Tangguh largely offset by the Suban field unitization at Corridor. Underlying production increased by 8% compared to 2011 (after accounting for Suban unitization). Fourth-quarter production fell due to planned maintenance at Corridor and Tangguh. As part of its objective to focus our core areas, Talisman has agreed to sell its 5.03% interest in Offshore Northwest Java to Pertamina, subject to final approvals.

In Vietnam, the HST/HSD development is progressing on schedule and on budget, with two jackets now installed and the drilling rig on location. Pipeline tie-ins are complete and development drilling is in progress. First production is planned for the second half of 2013.

The Kitan field in Australia/Timor Leste continues to exceed expectations, producing an average of 9,300 boe/d in 2012, with a full year of operations.

North Sea

Production (mboe/d)*
December 31	Three Months Ended		Year Ended
	2012	2011	2012	2011
UK	38	64	52	71
Norway	18	36	24	35
Total (mboe/d)	56	100	76	106
*2012 production reflects closing of Sinopec joint venture in mid-December.

North Sea volumes are predominantly high-value liquids. Production has fallen over the previous year, largely due to underinvestment in recent years contributing to asset reliability challenges as well as reduced production capability. Fourth quarter performance was particularly challenging as a result of extended turnarounds, planned and unplanned maintenance as well as the continued impact of the Galley pipeline being out of service. In 2013, the focus is to improve the reliability of existing assets and the execution of economic redevelopment and life extension projects.

In December, Talisman sold 49% of its UK business to Sinopec for $1.5 billion and established the Talisman Sinopec Energy UK Limited joint venture. The joint venture will lead to increased investment in order to improve reliability and operational efficiency and fund infill drilling, major projects and select infrastructure-led exploration, thereby extending field life and deferring decommissioning.

During 2012, Talisman announced plans to proceed with redevelopment of the Montrose area following announcement of a Brown Field Allowance by the UK government. The project involves integration of established fields and infrastructure with two undeveloped fields. Production is expected in 2016.

In the fourth quarter, the grouting repair to stabilize the Yme platform commenced. Management continues to work with all stakeholders to evaluate project options.

Colombia

In 2012, average daily production was 17,000 boe/d, an increase of 27% over the previous year. The project to expand gas compression and pipeline facilities at Piedemonte is underway and will create capacity for additional liquids production starting in 2014. In addition, a number of successful development wells were drilled during the year. The company's interest in the Ocensa pipeline, previously held through its Equión joint venture, is now directly owned by Talisman following a corporate reorganization in the fourth quarter. The pipeline continues to operate at full capacity and Talisman plans to market and charge release capacity fees from third parties, creating a new profit centre for the company. Consistent with accounting conventions for non-cash transfers of this nature, Talisman revalued its investment in Ocensa to fair value, creating a gain of $245 million after tax.

In the Foothills region, the Huron-2 appraisal well in the Niscota block reached total depth and is awaiting testing. The Huron-3 well has resumed drilling after receiving environmental approvals.

In the heavy oil region, Talisman commenced a seven-well appraisal drilling program in Block CPO-9, with the intention of flowing the wells on extended well test. In Block CPE-8,Talisman also spudded and completed the first stratigraphic well and has spudded the second stratigraphic well.

International Exploration

In 2012, Talisman completed seven drill stem tests of the Kurdamir-2 well, which have demonstrated the presence of an oil column of at least 145 metres lying beneath a gas cap. The Oligocene reservoir tested at up to 3,700 bbls/d, with no free water encountered. Talisman is about to drill the Kurdamir-3 appraisal well, which will evaluate the down flank extension of the oil column. Talisman has started a 3D seismic acquisition program over the Topkhana and Kurdamir blocks, and expects to complete this work in 2013.

In Papua New Guinea, the company farmed out approximately 20% in nine licences to Mitsubishi Corporation at a value of approximately $280 million. A number of successful exploration and appraisal wells were drilled during the year as the company continued its natural gas aggregation program. Planning for the Stanley condensate recovery scheme is underway; however government approval is still required. First production is expected in 2014.

In Sierra Leone, Talisman completed drilling of the deepwater Djembe-1 exploration well, and the well has been plugged and abandoned.

In line with the reduced capital budget and with the focus on near-term cash flow, exploration activity is being focused in the company's core regions, plus Colombia and Kurdistan.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on March 29, 2013 to shareholders of record at the close of business on March 11, 2013.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on April 1, 2013 to shareholders of record at the close of business on March 11, 2013.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Colombia), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Phoebe Buckland	Lyle McLeod
Manager, External Communications	Vice-President, Investor Relations
Phone: 403-237-1657 Fax: 403-237-1210	Phone: 403-767-5732 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected capital budget and expected focus of spending; expected timing of providing 2013 capital spending guidance, resource estimates and filing of the 2012 annual documents; expected spending reduction on exploration; expected benefits of the joint venture in the UK and focus of the UK business in 2013; planned improvements in operational and cost performance; expected action to reduce G&A; planned exploration efforts in Colombia, Vietnam, Malaysia, Indonesia and Kurdistan; expected monetizing and focusing of the North America portfolio; planned transition to shared operatorship with Statoil in the Eagle Ford; expected drilling and infrastructure project in North America; expected additional production and timing of production from HST/HSD, Kinabalu, the Montrose area redevelopment and the Stanley condensate recovery scheme; planned marketing and tariffs, and related profits, from Ocensa pipeline; expected capacity for additional liquids production through the Piedemonte facilities expansion; planned seismic acquisition in Kurdistan and other business strategy, plans and priorities.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks that could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company's operations or financial results, are included in the company's most recent Annual Information Form. In addition, information is available in the company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company's management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to "Talisman" or the "company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "company" to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

The completion of any contemplated disposition or acquisition is contingent on various factors, including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide certain disclosures in accordance with the US disclosure standards, in addition to the disclosure mandated by NI 51-101, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers.  Accordingly, in addition to the reserves data and certain other oil and gas information included in this news release, provided in accordance with NI 51-101, some is provided in accordance with US disclosure standards.

A separate exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  Any reserves data contained in this news release reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

The reserves life index (RLI) of 11 years for proved plus probable reserves for the company was calculated by dividing the year-end proved plus probable reserves by the company's 2012 production.

In 2012, there were no proved reserves additions in Corridor, Indonesia.

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes), which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

In this news release, all references to "core" or "non-core" assets and properties align with the company's current public disclosures regarding its assets and properties.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, exploration and development spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Cash provided by operating activities	546	511	2,716	2,812
Changes in non-cash working capital1	55	272	125	397
Add: Exploration expenditure	118	92	346	427
Add: Pennsylvania impact fee2	-	-	25	-
Less: Finance costs (cash)	(44)	(51)	(190)	(202)
Cash flow	675	824	3,022	3,434
Cash flow per share	0.66	0.81	2.95	3.36
Diluted cash flow per share	0.65	0.81	2.93	3.31

1.	Q4 11 and year-to-date 2011 include a provision for a doubtful account of $22 million (net of tax).
2.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as will be reported in the year-end Consolidated Financial Statements to be filed on March 6, 2013. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (loss) from Operations
US$ million, except per share amounts

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Net income (loss)	376	(117)	132	776
(Gain) loss on disposals (tax adjusted)	(862)	11	(1,427)	(141)
Unrealized (gain) loss on financial instruments (tax adjusted)1	(46)	39	49	(63)
Share-based payments (tax adjusted)2	(40)	35	(64)	(303)
Foreign exchange on debt (tax adjusted)	3	(1)	25	(1)
Impairment (tax adjusted)	278	65	1,096	104
Allowance for doubtful account (tax adjusted)	-	22	-	22
Pennsylvania impact fee (tax adjusted) 3	-	-	16	-
Gain on revaluation of investment (tax adjusted) 4	(245)	-	(245)	-
Derecognition of deferred tax assets5	429	-	429	-
Deferred tax adjustments6	-	60	84	210
Earnings (loss) from operations	(107)	114	95	604
Earnings (loss) from operations per share	(0.10)	0.11	0.09	0.59
Diluted earnings (loss) from operations per share	(0.10)	0.11	0.09	0.58

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company's held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company's outstanding stock options and cash units at December 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.	Gain on revaluation of investment represents the fair value adjustment recorded upon the restructuring of Talisman's investment in the Oleoducto Centra S.A.
5.	Derecognition of deferred tax assets from US operations.
6.
Deferred tax adjustments largely comprise tax on foreign exchange on tax pools. Year-to-date 2012 also includes a deferred tax expense of $137 million in respect of a UK tax rate restriction related to decommissioning. Year-to-date 2012 also includes a deferred tax expense of $225 million in respect of a UK tax change occurring in that period.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the financial statements for certain items of a non-operational nature, on an after-tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as will be reported in the year-end Consolidated Financial Statements to be filed on March 6, 2013. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Exploration and Development Spending
US$ million

Year Ended
December 31, 2012

Exploration, development and other	3,658
Exploration expensed	346
Exploration and development spending	4,004

North American Exploration and Development Spending
US$ million

	Three Months ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Exploration, development	311	663	1,562	2,155
Exploration expensed	5	16	29	70
Exploration and development spending	316	679	1,591	2,225

Exploration and development spending is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Net Debt
US$ million

	December 31, 2012	September 30, 2012

Long-term debt	4,442	5,012
Bank indebtedness	-	-
Cash and cash equivalents	(721)	(496)
Net debt	3,721	4,516

Net debt is calculated by adjusting the company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2012	2011	2012	2011
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	675	824	3,022	3,434
Net income (loss)	376	(117)	132	776
Exploration and development spending (1)	1,017	1,379	4,004	4,730
Per common share (US$)
Cash flow (1)	0.66	0.81	2.95	3.36
Net income (loss)	0.37	(0.11)	0.12	0.76
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	28,904	25,669	27,566	23,160
Southeast Asia	40,158	38,173	41,296	34,372
North Sea	53,238	90,896	70,726	97,507
Other	20,464	24,810	22,715	22,697
Total oil and liquids	142,764	179,548	162,303	177,736
Natural gas (mmcf/d)
North America	924	969	985	899
Southeast Asia	511	508	524	506
North Sea	20	56	31	52
Other	43	39	42	34
Total natural gas	1,498	1,572	1,582	1,491
Total mboe/d (2)	392	442	426	426
Prices
Oil and liquids (US$/bbl)
North America	67.23	78.73	69.39	75.19
Southeast Asia	106.53	110.35	111.69	115.82
North Sea	109.34	108.82	111.83	110.75
Other	109.56	103.34	113.52	110.32
Total oil and liquids	100.05	104.09	104.82	107.04
Natural gas (US$/mcf)
North America	3.26	3.41	2.63	3.93
Southeast Asia	8.86	9.29	9.28	9.30
North Sea	10.23	8.81	9.77	8.62
Other	3.94	4.22	4.30	4.22
Total natural gas	5.28	5.52	5.01	5.92
Total (US$/boe) (2)	56.56	62.00	58.56	65.35

(1) Cash flow, exploration and development spending and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

December 31 (millions of US$)	2012	2011

Assets
Current
Cash and cash equivalents	721	474
Accounts receivable	1,210	1,550
Risk management	48	42
Income and other taxes receivable	10	-
Inventories	150	164
Prepaid expenses	23	24
	2,162	2,254

Other assets	115	101
Investments	747	395
Risk management	26	24
Goodwill	1,014	1,317
Property, plant and equipment	13,005	15,909
Exploration and evaluation assets	3,516	3,954
Deferred tax assets	1,273	272
	19,696	21,972
Total assets	21,858	24,226

Liabilities
Current
Bank indebtedness	-	60
Accounts payable and accrued liabilities	2,250	2,622
Risk management	81	-
Income and other taxes payable	137	371
Current portion of long-term debt	8	410
	2,476	3,463

Decommissioning liabilities	2,743	2,982
Other long-term obligations	313	346
Risk management	1	-
Long-term debt	4,434	4,485
Deferred tax liabilities	1,981	2,932
	9,472	10,745

Shareholders' equity
Common shares	1,639	1,561
Preferred shares	191	191
Contributed surplus	121	186
Retained earnings	7,148	7,292
Accumulated other comprehensive income	811	788
	9,910	10,018
Total liabilities and shareholders' equity	21,858	24,226

Talisman Energy Inc.
Condensed Consolidated Statements of Income
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2012	2011	2012	2011

Revenue
Sales	1,582	2,062	7,229	8,194
Other income	24	20	83	78
Total revenue and other income	1,606	2,082	7,312	8,272

Expenses
Operating	629	630	2,452	2,190
Transportation	43	57	221	216
General and administrative	128	128	510	431
Depreciation, depletion and amortization	756	546	2,501	1,949
Impairment	581	124	2,744	226
Dry hole	78	68	269	241
Exploration	118	92	346	427
Finance costs	63	69	276	278
Share-based payments (recovery) expense	(51)	35	(62)	(310)
(Gain) loss on held-for-trading financial instruments	(35)	79	93	210
(Gain) loss on asset disposals	(865)	14	(1,624)	(192)
Gain on revaluation of investment	(365)	-	(365)	-
Other, net	29	118	125	161
Total expenses	1,109	1,960	7,486	5,827
Income (loss) before taxes	497	122	(174)	2,445
Taxes
Current income tax	71	290	874	1,441
Deferred income tax (recovery)	50	(51)	(1,180)	228
	121	239	(306)	1,669
Net income (loss)	376	(117)	132	776

Per common share (US$):
Net income (loss)	0.37	(0.11)	0.12	0.76
Diluted net income (loss)	0.31	(0.11)	0.01	0.38
Weighted average number of common shares outstanding (millions)
Basic	1,025	1,021	1,025	1,023
Diluted	1,033	1,021	1,033	1,038

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2012	2011	2012	2011

Operating activities
Net income (loss)	376	(117)	132	776
Add: Finance costs (cash and non-cash)	63	69	276	278
Dividends from equity investments	-	-	-	9
Items not involving cash	162	809	2,433	2,124
	601	761	2,841	3,187
Changes in non-cash working capital	(55)	(250)	(125)	(375)
Cash provided by operating activities	546	511	2,716	2,812

Investing activities
Capital expenditures
Exploration, development and other	(899)	(1,287)	(3,658)	(4,303)
Corporate acquisitions, net of cash acquired	-	-	-	(156)
Property acquisitions	(50)	(6)	(109)	(737)
Proceeds of resource property dispositions	24	(7)	964	527
Repayment of note receivable	-	-	-	40
Acquisition deposit	-	-	-	18
Investments	(9)	-	(20)	54
Proceeds on reduction of UK investment, net of cash disposed	1,349	-	1,349	-
Changes in non-cash working capital	(10)	25	8	18
Cash provided by (used in) investing activities	405	(1,275)	(1,466)	(4,539)

Financing activities
Long-term debt repaid	(816)	(3)	(1,807)	(313)
Long-term debt issued	240	812	1,336	1,044
Common shares issued	4	5	13	114
Common shares purchased	(1)	(4)	(25)	(94)
Preferred shares issued	-	191	-	191
Finance costs (cash)	(44)	(51)	(190)	(202)
Common share dividends	(70)	(139)	(277)	(277)
Preferred share dividends	(2)	-	(9)	-
Deferred credits and other	(2)	(1)	13	(9)
Changes in non-cash working capital	(34)	(21)	(6)	11
Cash provided by (used in) financing activities	(725)	789	(952)	465
Effect of translation on foreign currency cash and cash equivalents	(1)	(3)	9	23
Net increase (decrease) in cash and cash equivalents	225	22	307	(1,239)
Cash and cash equivalents net of bank indebtedness, beginning of period	496	392	414	1,653
Cash and cash equivalents net of bank indebtedness, end of period	721	414	721	414

Cash and cash equivalents	721	474	721	474
Bank indebtedness	-	(60)	-	(60)
Cash and cash equivalents net of bank indebtedness, end of period	721	414	721	414

Items not involving cash are as follows:
	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2012	2011	2012	2011
Depreciation, depletion and amortization	756	546	2,501	1,949
Impairment, net of reversals	581	124	2,744	226
Dry hole	78	68	269	241
Share-based payments expense (recovery)	(51)	34	(65)	(324)
(Gain) loss on asset disposals	(865)	14	(1,624)	(192)
Unrealized (gain) loss on held-for-trading financial instruments	(51)	40	48	(61)
Deferred income tax (recovery)	50	(51)	(1,180)	228
Foreign exchange	31	(1)	40	(11)
PP&E derecognition	-	7	20	26
Gain on revaluation of investment	(365)	-	(365)	-
Other	(2)	28	45	42
	162	809	2,433	2,124

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America (1)				Southeast Asia (2)
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	399	419	1,435	1,695	494	528	2,190	1,882
Other income	21	18	72	63	3	-	3	1
Total revenue and other income	420	437	1,507	1,758	497	528	2,193	1,883
Segmented expenses
Operating	135	120	564	454	112	112	418	372
Transportation	16	19	92	68	11	13	53	55
DD&A	312	243	1,140	852	101	93	427	305
Impairment	179	129	363	129	-	(16)	-	(16)
Dry hole	-	2	22	6	11	35	77	127
Exploration	5	16	29	70	22	36	92	208
Other	38	15	81	22	(9)	12	(19)	17
Total segmented expenses	685	544	2,291	1,601	248	285	1,048	1,068
Segmented income (loss) before taxes	(265)	(107)	(784)	157	249	243	1,145	815
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense (recovery)
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on disposals
Gain on revaluation of investment
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	53	30	157	198	(5)	68	59	257
Development	257	636	1,404	1,960	119	113	362	230
Midstream	1	(3)	1	(3)	-	-	-	-
Exploration and development	311	663	1,562	2,155	114	181	421	487
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			7,145	6,740			2,582	2,501
Exploration and evaluation assets			2,078	2,370			527	498
Goodwill			133	140			170	149
Other			685	987			637	560
Segmented assets			10,041	10,237			3,916	3,708
Non-segmented assets
Total assets
Decommissioning liabilities			476	394			347	208

	Three months ended December 31,		Year ended December 31,
1. North America	2012	2011	2012	2011
Canada	224	268	853	1,127
US	196	169	654	631
Total revenue and other income	420	437	1,507	1,758
Canada			3,588	3,937
US			3,557	2,803
Property, plant and equipment			7,145	6,740
Canada			1,070	1,207
US			1,008	1,163
Exploration and evaluation assets			2,078	2,370

2. Southeast Asia	2012	2011	2012	2011
Indonesia	266	292	1,157	1,126
Malaysia	127	146	549	532
Vietnam	13	15	72	65
Australia	91	75	415	160
Total revenue and other income	497	528	2,193	1,883
Indonesia			1,040	1,023
Malaysia			852	883
Vietnam			494	297
Papua New Guinea			44	47
Australia			152	251
Property, plant and equipment (5)			2,582	2,501
Indonesia			11	12
Malaysia			72	41
Vietnam			14	5
Papua New Guinea			430	440
Exploration and evaluation assets (5)			527	498

Talisman Energy Inc.
Segmented Information
(unaudited)

	North Sea (3)				Other (4)				Total
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	552	966	2,981	4,074	137	149	623	543	1,582	2,062	7,229	8,194
Other income	3	2	8	14	(3)	-	-	-	24	20	83	78
Total revenue and other income	555	968	2,989	4,088	134	149	623	543	1,606	2,082	7,312	8,272
Segmented expenses
Operating	357	376	1,383	1,292	25	22	87	72	629	630	2,452	2,190
Transportation	14	22	69	84	2	3	7	9	43	57	221	216
DD&A	313	169	796	671	30	41	138	121	756	546	2,501	1,949
Impairment	372	11	2,097	113	30	-	284	-	581	124	2,744	226
Dry hole	24	31	45	106	43	-	125	2	78	68	269	241
Exploration	15	12	47	40	76	28	178	109	118	92	346	427
Other	2	83	42	105	(14)	9	(12)	29	17	119	92	173
Total segmented expenses	1,097	704	4,479	2,411	192	103	807	342	2,222	1,636	8,625	5,422
Segmented income (loss) before taxes	(542)	264	(1,490)	1,677	(58)	46	(184)	201	(616)	446	(1,313)	2,850
Non-segmented expenses
General and administrative									128	128	510	431
Finance costs									63	69	276	278
Share-based payments expense (recovery)									(51)	35	(62)	(310)
Currency translation									12	(1)	33	(12)
(Gain) loss on held-for-trading
financial instruments									(35)	79	93	210
(Gain) loss on disposals									(865)	14	(1,624)	(192)
Gain on revaluation of investment									(365)	-	(365)	-
Total non-segmented expenses									(1,113)	324	(1,139)	405
Income (loss) before taxes									497	122	(174)	2,445
Capital expenditure
Exploration	22	23	86	128	51	56	249	138	121	177	551	721
Development	301	237	1,087	1,077	39	42	106	157	716	1,028	2,959	3,424
Midstream	-	-	-	-	-	-	-	-	1	(3)	1	(3)
Exploration and development	323	260	1,173	1,205	90	98	355	295	838	1,202	3,511	4,142
Acquisitions									101	(197)	160	1,319
Proceeds on dispositions									(24)	5	(964)	(569)
Other non-segmented									49	82	138	159
Net capital expenditures									964	1,092	2,845	5,051
Property, plant and equipment			2,449	5,809			829	859			13,005	15,909
Exploration and evaluation assets			451	538			460	548			3,516	3,954
Goodwill			549	866			162	162			1,014	1,317
Other			1,675	645			1,252	788			4,249	2,980
Segmented assets			5,124	7,858			2,703	2,357			21,784	24,160
Non-segmented assets											74	66
Total assets											21,858	24,226
Decommissioning liabilities			1,897	2,390			72	43			2,792	3,035

	Three months ended December 31,		Year ended December 31,
3. North Sea	2012	2011	2012	2011
UK	381	656	2,075	2,835
Norway	174	312	914	1,253
Total revenue and other income	555	968	2,989	4,088
UK			1,989	3,927
Norway			460	1,882
Property, plant and equipment			2,449	5,809
UK			197	210
Norway			254	328
Exploration and evaluation assets			451	538

4. Other	2012	2011	2012	2011
Algeria	36	61	213	256
Colombia	98	88	410	287
Total revenue and other income	134	149	623	543
Algeria			273	284
Colombia			556	575
Property, plant and equipment			829	859
Colombia			124	75
Kurdistan			323	303
Peru			-	133
Other			13	37
Exploration and evaluation assets			460	548